

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Brian Thom
Chief Executive Officer
United Health Products, Inc.
526 Commerce Circle, STE #102
Mesquite, NY 89027

      **Re: United Health Products, Inc.
          Registration Statement on Form S-3
          Filed September 7, 2022
          File No. 333-267310**

Dear Mr. Thom:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Gavin Grusd, Esq.